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                          Scudder New Europe Fund, Inc.
                            Amendment to the By-Laws

      On April 27, 1999, the Board of Directors of the Fund adopted the following resolutions amending the By-Laws of the Fund.

            RESOLVED, that pursuant to the provisions of Article XI, Section
            11.1 of the Fund's By-Laws, Article II, Section 2.8 shall be amended to read as follows:

            "Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy. Unless a proxy provides otherwise, it is not valid more than eleven months after its date. Every proxy shall be in writing and signed by the stockholder or his authorized agent or be in such other form as may be permitted by the Maryland General Corporation Law, including electronic transmissions from the stockholder or his authorized agent. Authorization may be given orally, in writing, by telephone, by electronic transmission, or by other means of communication. A copy, facsimile transmission or other reproduction of a writing or transmission may be substituted for the original writing or transmission for any purpose for which the original writing or transmission could be used. Every proxy shall be dated, but need not be sealed, witnessed or acknowledged. All proxies shall be delivered to the Secretary of the Corporation, or to the person acting as Secretary of the Meeting being voted. A proxy purporting to be executed by or on behalf of a stockholder shall be valid unless challenged at or prior to its exercise;" and

            FURTHER RESOLVED, that pursuant to the provisions of Article XI,
            Section 11.1 of the Fund's By-laws, Article III, Section 3.6 shall be amended to read as follows:

            "At the first annual meeting of stockholders and each annual meeting thereafter, the Directors to be elected at that meeting shall be elected by vote of the majority of the votes validly cast."